UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : July 2, 2002

By Fiona Nott

Fiona Nott

Company Secretary

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

Discloseable Transaction:
Disposal of 40% equity interest in Joint Venture (Bermuda) No.2 Limited to Telstra Corporation Limited
Redemption of US$750 million Variable Coupon Subordinated Convertible Bond due 2007
Issue of a US$190 million 5% Mandatory Convertible Note due 2005 to Telstra Corporation Limited

On 28 June 2002, Pacific Century CyberWorks Limited and Telstra Corporation Limited entered into, and completed, an agreement relating to the following:

- the sale by Pacific Century CyberWorks Limited of its entire 40% equity interest (being 200,000,000 shares) in Joint Venture (Bermuda) No. 2 Limited (also known as Regional Wireless Company or RWC) to Telstra Corporation Limited for a purchase price of approximately US$614 million (approximately HK$4,789 million);
- the redemption by Pacific Century CyberWorks Limited of the outstanding principal amount of US$750 million (approximately HK$5,850 million) Variable Coupon Subordinated Convertible Bond due 2007 together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and
- the issue by Pacific Century CyberWorks Limited of a US$190 million (approximately HK$1,482 million) 5% Mandatory Convertible Note due 2005 to Telstra Corporation Limited.

The board of directors of the Company announces that on 28 June 2002, the Company and Telstra entered into and completed the Agreement pursuant to which, inter alia:

(A) the Company sold, and Telstra purchased, the Company's entire 40% equity interest (being 200,000,000 shares) in Regional Wireless Company for a purchase price of US$614 million (approximately HK$4,789 million). The purchase price was agreed on an arm's length basis with regard to market values of comparable wireless telecommunications businesses;

(B) the Company redeemed the 2007 Bond together with accrued interest of US$54.38 million (approximately HK$424 million); and

(C) the Company issued the 2005 Note to Telstra.

The proceeds from the Company's sale of its 40% equity interest in RWC and the issue of the 2005 Note to Telstra were set off in full against the amount due by the Company to Telstra for the redemption of the 2007 Bond with interest accrued thereon. Accordingly, no net proceeds arose from the disposal of 40% of RWC or the issue of the 2005 Note.

2007 Bond

The 2007 Bond was issued to Telstra on 7 February 2001. Details of the 2007 Bond are set out in the announcement of the Company dated 13 October 2000 and in the circular despatched by the Company dated 22 December 2000. The 2007 Bond was redeemed on 28 June 2002 by way of the set-off arrangement referred to above.

Regional Wireless Company

Regional Wireless Company was incorporated on 22 September 2000 and was the primary vehicle for the execution of the Company's and Telstra's mobile wireless operations in Asia. RWC was a venture between the Company and Telstra and indirectly owns 100% of the issued share capital of CSL which in turn owns and operates a wireless telecommunications business in Hong Kong under the mobile brands "1010", "One2Free" and "1+1". Prior to Completion, the Company indirectly held 40%, and Telstra indirectly held 60%, of the issued share capital of RWC.

The wireless telecommunications business in Hong Kong generated unaudited revenues of HK$4,690 million for the year ended 31 December 2001. Unaudited EBITDA (representing, amongst other things, earnings before interest, taxation, depreciation, amortisation, net gain on investments and profit or loss on disposal of fixed assets) for 2001 showed a 15% increase to HK$1,364 million and EBITDA margin improved from 23% to 29% year-on-year. The wireless telecommunications business had

Security:	PCCW's obligations to Telstra as the initial holder of the 2005 Note shall be secured by an equitable mortgage over the Company's 50% equity interest in Reach. The book value of Reach, as stated in the Company's audited consolidated financial statements for the year ended 31 December 2001, was approximately HK$3,335 million.
Transferability:	The 2005 Note shall only be transferable with the prior consent of the Company unless the transfer is to a subsidiary of Telstra.
Listing:	The 2005 Note will not be listed on any exchange.

The Company will inform the Stock Exchange if, and as soon as the Company is aware that, a person who is a connected person of the Company holds the 2005 Note.

Conversion Shares

The Conversion Price at which the 2005 Note will be converted is calculated by reference to the volume weighted average price of the Shares as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date.

However, the Company has agreed that Conversion Shares will be issued to Telstra on and subject to the following:

(A) within 21 days from the Repayment Date, the Company will allot and issue such number of Conversion Shares for which, at that time, it has authority to allot and issue and for which listing approval has been granted;

(B) if and to the extent that any further authorisations are, and/or if listing approval is, required at that time for the Conversion Shares or the allotment and issue thereof, the Company will use reasonable endeavours to obtain such approvals. The Company will issue and allot as many number of Conversion Shares for which such further approvals are obtained;

(C) if not all of the Conversion Shares are issued and listed on the Stock Exchange before the period ending 90 days from the Repayment Date, the Company will redeem in cash the principal amount of the 2005 Note together with interest accrued thereon in respect of which the Company is unable to allot and issue the relevant number of Shares.

If the notional value of the Shares issued upon conversion of the 2005 Note more than 21 days after the Repayment Date but on or before 90 days after the Repayment Date is different from the notional value of such Shares as at the 21st day after the Repayment Date, a balancing

Prior to the Company's merger with PCCW-HKT Limited (previously called Cable & Wireless HKT Limited), CSL's financial year-end was 31 March. Following the merger, CSL's year-end was changed to 31 December. CSL's financial year-end was again changed to 30 June following the establishment by PCCW of its strategic alliance with Telstra in February 2001. As stated above, CSL owns and operates a wireless telecommunications business Hong Kong and it is at present RWC's principal operating company.

Accordingly, the available audited financial statements with respect to the telecommunications wireless business in Hong Kong for the last two financial periods are those of CSL for the nine months ended 31 December 2000 and for the six months ended 30 June 2001. However, CSL effected an internal reorganisation in February 2001 to transfer to other members of the PCCW Group all assets that did not relate to its core wireless business. Accordingly, such disposals are reflected in the audited financial statements of CSL for the six month period ended 30 June 2001.

Based on the audited financial statements of CSL for the nine months' ended 31 December 2000 and the six months ended 30 June 2001, the value of its gross assets less intangibles and current liabilities was HK$(1,084 million) and HK$2,761 million respectively. The net profits of CSL for the nine months ended 31 December 2000 and the six months ended 30 June 2001 were HK$480 million and HK$88 million respectively.

Based on the audited consolidated financial statements of the Company as at 31 December 2001, the value of its gross assets less intangibles and current liabilities was HK$38,810 million. The net profits of the Company for the year ended 31 December 2001 were HK$1,892 million.

2005 Note

The 2005 Note is mandatorily convertible into Shares. The principal terms of the 2005 Note are as follows:

Issuer:	Pacific Century CyberWorks Limited
Initial Holder:	Telstra Corporation Limited
Principal Amount:	US$190 million (approximately HK$1,482 million)
Interest:	5% per annum compounded on a quarterly basis
Maturity:	The Repayment Date shall be 30 June 2005 or the date which is 30 days after the holder of the 2005 Note has given notice to the Company declaring that, amongst other things: (1) an event of default or potential event of default has occurred under the Reach Facility; or (2) the Company has ceased to have a controlling interest in PCCW-HKT Telephone Limited ("HKTC") or if HKTC and its subsidiaries have ceased to carry on as their principal business of providing fixed line telecommunications services in Hong Kong.
Redemption:	On the Repayment Date, the 2005 Note, plus accrued interest thereon, shall be redeemed through its mandatory conversion into Shares at the Conversion Price (as defined below).
Conversion Price:	The Conversion Price shall be the volume weighted average price of the Shares on the 20 dealing days on which the Shares traded on the Stock Exchange immediately preceding the date of conversion of the 2005 Note.
Cash Redemption:	The 2005 Note: (1) may be redeemed in cash, together with interest accrued thereon, by the Company at any time; or (2) shall be redeemed in cash, together with interest accrued thereon, at the request of Telstra if a resolution is passed or an order of a court of competent jurisdiction is made that the Company be wound up or dissolved otherwise than (1) for the purpose of or pursuant to and followed by a consolidation or amalgamation with or a merger into the Company or any of its subsidiaries or (2) for the purposes of or pursuant to and followed by a consolidation, amalgamation or merger, reconstruction or reorganisation or (other than as described in (1) above) the terms of which shall have been first approved by the holders of the 2005 Note. If the Repayment Date arises at a time when the listing of the Shares on the Stock Exchange has been cancelled or withdrawn, the 2005 Note shall be redeemed in cash, together with interest accrued thereon.

the Conversion Shares will rank pari passu and carry the same rights and privileges in all respects as other Shares in issue. As the Conversion Price will not be determined until the date of conversion of the 2005 Note the actual number of Conversion Shares cannot be determined until such date.

Assuming a conversion price per Share of HK$$1.81, being the closing price of the Shares on the Stock Exchange on 27 June 2002, being the dealing day preceding the date of the Agreement, the aggregate principal amount of the 2005 Note would be convertible into approximately 819 million Conversion Shares representing approximately 3.5% of the existing issued share capital of the Company and approximately 3.4% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares but without taking account of any Shares that may be issued under any existing options or other convertible securities of the Company.

Application will be made to the Stock Exchange for the listing of and permission to deal in any new Shares that fall to be issued upon conversion of the 2005 Note.

Reasons for the Agreement

The Company's minority interest in RWC meant that it did not control its operations and the divestment represented a good opportunity for the Company to sell a non-controlling interest on acceptable terms with regard to current market conditions. The divestment of the Company's minority interest in RWC is also in keeping with the Company's stated intention to focus on the core fixed line, data and IP services business as well as the growth area of systems integration. The effect of the above transactions is to reduce the Company's debt position and improve the Company's credit fundamentals which is beneficial to the PCCW Group and the shareholders as a whole.

Circular

A circular setting out details of the transactions referred to above will be despatched to the Company's shareholders as soon as practicable.

Definitions

"2005 Note"	the US$190 million 5% Mandatory Convertible Notes due 2005
"2007 Bond"	the US$750 million Variable Coupon Subordinated Convertible Bond due 2007
"Agreement"	the agreement dated 28 June 2002 between the Company and Telstra in relation to, inter alia, the sale and purchase of the Company's 40% equity interest in RWC, the issue of the 2005 Note and the redemption of the 2007 Bond
"CSL"	Hong Kong CSL Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned subsidiary of RWC
"Completion"	completion of the transactions contemplated in the Agreement
"Company" or "PCCW"	Pacific Century CyberWorks Limited
"Conversion Price"	the conversion price of the 2005 Note
"Conversion Shares"	the Shares arising from the conversion of the 2005 Note
"PCCW Group"	the Company and its subsidiaries
"Reach"	Reach Ltd., a company incorporated in Bermuda with limited liability and a 50:50 joint venture between the Company and Telstra
"Reach Facility"	the existing Syndicated Term Loan Facility relating to borrowings of US$1.5 billion by a special purpose finance entity of Reach and any facility agreement or financing agreement entered into for the purpose of refinancing all or a significant part of such facility
"Regional Wireless Company" or "RWC"	Joint Venture (Bermuda) No.2 Limited, a company incorporated in Bermuda with limited liability
"Repayment Date"	the date of redemption of the 2005 Note which is 30 June 2005 (subject to early repayment under certain circumstances as set out in the section headed "2005 Note – Maturity").
"Shares"	shares of HK$0.05 each in the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Telstra"	Telstra Corporation Limited

By order of the Board
Fiona Nott
Company Secretary

Hong Kong, 28 June 2002